Exhibit 99.1

Bespoke Capital Acquisition Corp. Announces Listing on Nasdaq

•	Bespoke Capital Acquisition Corp. to begin trading on the Nasdaq on February 8, 2021 under the symbol BSPE

Toronto, ON – February 5, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) (OTCPK:BKCQ.F) (“Bespoke” or “BCAC”), a publicly-traded special purpose acquisition company, announced today that its Class A Restricted Voting shares were approved for listing on the Nasdaq Global Market, and will begin trading on the Nasdaq on Monday, February 8, 2021 under the symbol “BSPE”. Bespoke’s Warrants will continue to trade OTC in the U.S. Bespoke’s Class A Shares and warrants will remain listed on the Toronto Stock Exchange under its current symbols.

On February 4, 2021, BCAC announced a definitive agreement for a business combination with Vintage Wine Estates (“VWE” or the “Company”), one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform. Upon closing, the combined company will be named Vintage Wine Estates, Inc. Its common stock will remain listed on the Nasdaq Global Market under new ticker symbol “VWE” and on the TSX under the symbol “VWE.U”. The warrants remain listed on the TSX under “VWE.WT.U”. In the U.S., the warrants will either be listed on the Nasdaq or continue to trade OTC.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition. Bespoke is led by an experienced team of managers, operators and investors who have played integral roles in helping build and grow profitable public and private consumer staples businesses, both organically and through acquisitions, to create value for stockholders. For more information please visit https://www.bespokespac.com/.

Vintage Wine Estates, Inc.

Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the finest quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon and Washington State. Since its founding 20 years ago, the Company has become a top 15 U.S. wine producer via organic and acquisitive growth, today selling more than 2 million nine-liter equivalent cases annually. To achieve this growth, the Company curates, creates, stewards and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. VWE is diverse across price points and varietals with over 50 brands ranging from $10-$150 USD at retail, with the majority selling in the $12-$20 USD price range. For more information, visit https://www.vintagewineestates.com/.

Contacts:

Investors

Mark Harms

Bespoke Capital Partners LLC

information@bespokecp.com

+44-207-016-8050

or

Chris Mandeville and Anna Kate Heller

ICR

BespokeIR@icrinc.com

Media

Alecia Pulman

BespokePR@icrinc.com